UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND FOR THE NINE

AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	12
4 |	Accounting policies	13
5 |	Financial risk management	14
6 |	Critical accounting estimates and judgments	16
7 |	Contingencies and lawsuits	16
8 |	Revenue from sales and energy purchases	17
9 |	Expenses by nature	19
10 |	Other operating income (expense), net	20
11 |	Net finance costs	20
12 |	Basic and diluted earnings (loss) per share	21
13 |	Property, plant and equipment	22
14 |	Right-of-use assets	24
15 |	Inventories	24
16 |	Other receivables	24
17 |	Trade receivables	25
18 |	Financial assets at fair value through profit or loss	25
19 |	Cash and cash equivalents	26
20 |	Share capital and additional paid-in capital	26
21 |	Allocation of profits	26
22 |	Trade payables	27
23 |	Other payables	27
24 |	Borrowings	28
25 |	Salaries and social security taxes payable	29
26 |	Income tax and deferred tax	30
27 |	Tax liabilities	31
28 |	Provisions	31
29 |	Related-party transactions	31
30 |	Shareholders’ Meeting	32
31 |	Events after the reporting period	32

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: April 10, 2023 (Note 30)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF SEPTEMBER 30, 2023

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,852,251 and 30,994,291 treasury shares as of September 30, 2023 and December 31, 2022, respectively.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 20).

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the nine and three-month period ended September 30, 2023 presented in comparative form

(Stated in millions of constant pesos – Note 3)

		Nine months at		Three months at
	Note	09.30.23	09.30.22	09.30.23	09.30.22

Revenue	8	378,811	323,574	138,357	113,333
Energy purchases	8	(249,918)	(218,105)	(82,505)	(78,147)
Subtotal		128,893	105,469	55,852	35,186
Transmission and distribution expenses	9	(99,255)	(83,679)	(34,084)	(27,874)
Gross margin		29,638	21,790	21,768	7,312

Selling expenses	9	(42,435)	(36,449)	(11,706)	(13,145)
Administrative expenses	9	(30,911)	(27,287)	(11,599)	(7,114)
Other operating income	10	11,859	9,957	5,340	3,515
Other operating expense	10	(9,276)	(13,537)	(3,186)	(5,074)
Operating loss (profit)		(41,125)	(45,526)	617	(14,506)

Gain from interest in joint ventures		6	15	-	-

Agreement on the Regularization of Obligations	2.b	128,989	-	128,989	-

Financial income	11	111	121	53	25
Financial costs	11	(161,291)	(112,989)	(46,431)	(47,605)
Other financial costs	11	(9,873)	(10,766)	(19,238)	(1,633)
Net financial costs		(171,053)	(123,634)	(65,616)	(49,213)

Monetary gain (RECPAM)		215,912	146,562	72,382	57,105

Profit (Loss) before taxes		132,729	(22,583)	136,372	(6,614)

Income tax	26	(79,813)	(20,561)	(60,333)	(7,913)
Profit (Loss) for the period		52,916	(43,144)	76,039	(14,527)

Comprehensive profit (loss) for the period attributable to:
Owners of the parent		52,916	(43,144)	76,039	(14,527)
Comprehensive profit (loss) for the period		52,916	(43,144)	76,039	(14,527)

Basic and diluted profit (loss) per share:
Profit (Loss) per share (argentine pesos per share)	12	60.48	(49.31)	86.90	(16.60)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2023 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.23	12.31.22
ASSETS
Non-current assets
Property, plant and equipment	13	828,444	804,344
Interest in joint ventures		49	43
Right-of-use assets	14	1,363	1,436
Other receivables	16	3	6
Total non-current assets		829,859	805,829

Current assets
Inventories	15	21,150	13,078
Other receivables	16	23,585	37,987
Trade receivables	17	76,832	56,863
Financial assets at fair value through profit or loss	18	52,298	58,306
Cash and cash equivalents	19	7,730	3,311
Total current assets		181,595	169,545
TOTAL ASSETS		1,011,454	975,374

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of September 30, 2023 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.23	12.31.22
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875	875
Adjustment to share capital	20	221,787	221,765
Treasury stock	20	31	31
Adjustment to treasury stock	20	4,745	4,767
Additional paid-in capital	20	3,078	3,050
Cost treasury stock		(18,230)	(18,230)
Legal reserve		15,409	15,409
Voluntary reserve		149,222	149,222
Other comprehensive loss		(1,651)	(1,651)
Accumulated losses		(67,033)	(119,949)
TOTAL EQUITY		308,233	255,289

LIABILITIES
Non-current liabilities
Trade payables	22	1,350	1,870
Other payables	23	140,621	35,524
Borrowings	24	40,325	29,531
Deferred revenue		8,674	7,468
Salaries and social security payable	25	1,749	1,567
Benefit plans		3,641	3,780
Deferred tax liability	26	305,133	225,310
Provisions	28	7,284	11,281
Total non-current liabilities		508,777	316,331
Current liabilities
Trade payables	22	145,737	365,271
Other payables	23	23,763	12,846
Borrowings	24	1,633	374
Deferred revenue		102	90
Salaries and social security payable	25	14,714	18,973
Benefit plans		234	475
Tax liabilities	27	6,005	2,676
Provisions	28	2,256	3,049
Total current liabilities		194,444	403,754
TOTAL LIABILITIES		703,221	720,085

TOTAL LIABILITIES AND EQUITY		1,011,454	975,374

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the nine-month period ended September 30, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2021	875	221,744	31	4,788	3,031	(18,230)	15,409	149,222	-	(788)	(84,463)	291,619

Other Reserve Constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	19	-	-	19
Payment of Other Reserve Constitution - Share-based compensation plan	-	21	-	(21)	19	-	-	-	(19)	-	-	-
Loss for the nine-month period	-	-	-	-	-	-	-	-	-	-	(43,144)	(43,144)
Balance at September 30, 2022	875	221,765	31	4,767	3,050	(18,230)	15,409	149,222	-	(788)	(127,607)	248,494

Other comprehensive results	-	-	-	-	-	-	-	-	-	(863)	-	(863)
Gain for the three-month complementary period	-	-	-	-	-	-	-	-	-	-	7,658	7,658
Balance at December 31, 2022	875	221,765	31	4,767	3,050	(18,230)	15,409	149,222	-	(1,651)	(119,949)	255,289

Other Reserve Constitution - Share-bases compensation plan (Note 20)	-	-	-	-	-	-	-	-	28	-	-	28
Payment of Other Reserve Constitution - Share-based compensation plan (Note 20)	-	22	-	(22)	28	-	-	-	(28)	-	-	-
Gain for the nine-month period	-	-	-	-	-	-	-	-	-	-	52,916	52,916
Balance at September 30, 2023	875	221,787	31	4,745	3,078	(18,230)	15,409	149,222	-	(1,651)	(67,033)	308,233

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	09.30.23	09.30.22
Cash flows from operating activities
Profit (Loss) for the period		52,916	(43,144)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	36,443	27,784
Depreciation of right-of-use assets	14	1,410	1,553
Loss on disposals of property, plants and equipments	13	456	531
Net accrued interest	11	160,836	112,758
Income from customer surcharges	10	(6,209)	(4,532)
Exchange difference	11	9,400	(2,045)
Income tax	26	79,813	20,561
Allowance for the impairment of trade and other receivables	9	4,531	3,950
Adjustment to present value of receivables	11	596	523
Provision for contingencies	28	3,945	8,663
Changes in fair value of financial assets and financial liabilities	11	(7,738)	4,169
Accrual of benefit plans	9	3,696	2,283
Net loss from the cancelattion of Corporate Notes	11	-	738
Loss on debt restructuring	11	-	870
Income from non-reimbursable customer contributions	10	(75)	(102)
Other financial results	11	7,615	6,511
Gain from interest in joint ventures		(6)	(15)
Agreement on the Regularization of Obligations	2.b	(128,989)	-
Monetary gain (RECPAM)		(215,912)	(146,562)
Changes in operating assets and liabilities:
Increase in trade receivables		(45,220)	(20,120)
Decrease (Increase) in other receivables		5,483	(12,867)
Increase in inventories		(5,530)	(2,471)
Increase in deferred revenue		759	24
Increase in trade payables		72,457	92,151
Increase in salaries and social security payable		6,352	5,492
Decrease in benefit plans		(1,916)	(1,191)
Increase (Decrease) in tax liabilities		4,675	(1,618)
Increase in other payables		3,997	920
Decrease in provisions	28	(556)	(965)
Payment of income tax payable		-	(229)
Net cash flows generated by operating activities		43,229	53,620

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the nine-month period ended September 30, 2023

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	09.30.23	09.30.22
Cash flows from investing activities
Payment of property, plant and equipments		(59,466)	(37,693)
Sale (Purchase) net of Mutual funds and negotiable instruments		10,510	(14,698)
Net cash flows used in investing activities		(48,956)	(52,391)

Cash flows from financing activities
Proceeds from borrowings		11,259	10,532
Payment of borrowings		(229)	(6,171)
Payment of lease liability		(2,259)	(1,830)
Payment of interests from borrowings		(759)	(1,139)
Payment of Corporate Notes issuance expenses		(480)	(1,239)
Cancelattion of Corporate Notes		-	(1,125)
Net cash flows generated by (used in) financing activities		7,532	(972)

Increase in cash and cash equivalents		1,805	257

Cash and cash equivalents at the beginning of the year	19	3,311	12,552
Financial results in cash and cash equivalents		2,705	4,180
Result from exposure to inflation		(91)	17
Increase in cash and cash equivalents		1,805	257
Cash and cash equivalents at the end of the period	19	7,730	17,006

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(1,533)	(2,346)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(1,337)	(1,847)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on Bolsas y Mercados Argentinos S.A. (BYMA) (Argentine Stock Exchange and Securities Market) and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments of the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both the operating costs and the costs of the investments necessary to maintain the quality of the service, in addition to the inflationary context in which the Argentine economy has been since mid-2018.

In contrast to what happened in the last few years, in which the changes made to the values of the Company’s electricity rate schedules implied only the passing through of the seasonal prices without improving revenues from the CPD and were insufficient to cover the economic and financial needs of the Distribution Company, the last electricity rate adjustments implied the granting of increases in the CPD of 107.8% for the month of April and 73.7% for the month of June (Note 2.b to the Financial Statements as of December 31, 2022), which resulted in an improvement in the Company’s gross margin for the first nine months of the year. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Additionally, the country’s macroeconomic situation, in a context of growing inflation, with the annual rate surpassing 130%, with the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets surpassing 100%, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA, pursuant to which the BCRA’s prior authorization is required for certain transactions, and differential tax rates, which apply to the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt. Additionally, and with the recent agreement with the International Monetary Fund, not only has the scope of the PAIS tax been extended to include payment of imports of goods, in general, with the rate thereof amounting to 7.5%, but also the rate of the income tax or the wealth tax, as the case may be, on certain transactions subject to the PAIS tax has been increased from 35% to 45%.

Within the described context, the Company has recently begun to regularize the debt with CAMMESA for energy purchased in the MEM, as from the maturities taking place from March 2020 until February 2023, by means of the implementation of two payment plans of 96 monthly installments, pursuant to the Agreements on the Regularization of Payment Obligations signed by and between the Company and CAMMESA (Note 2.b).

9

CONDENSED INTERIM FINANCIAL STATEMENTS

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company has taken, and continues to analyze, different measures aimed at mitigating the negative effects of this situation on its financial structure, thereby minimizing the impact on the sources of employment, on the execution of the investment plan and on the carrying out of the necessary operation, maintenance and improvement-related works in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Company’s Board of Directors believes there is material uncertainty that may cast significant doubt upon edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, taking into consideration the signing of the Agreements on the Regularization of Payment Obligations with CAMMESA, the authorization by the ENRE of the increases in the VAD as from April and June, described above, and the approval of the RTI program for 2023 and the first quarter of 2024 (Note 2.a), these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service it provides.

Note	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2022:

a)	Electricity rate situation

On April 25, 2023, by means of Resolution No. 363/2023, the ENRE resolved to commence as from June 1, 2023 the Tariff Structure Review (RTI) Process for electricity distribution companies under national jurisdiction, in compliance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and complemented. In this regard, by means of ENRE Resolution No. 422/2023, the Tariff Structure Review program for 2023 and the first quarter of 2024 is approved.

Furthermore, on April 29, 2023, by means of SE Resolution No. 323/2023, the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period, is approved. In line with that, on May 4, 2023, by means of ENRE Resolution No. 399/2023, the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2023 are approved.

Additionally, on May 31, 2023, by means of ENRE Resolution No. 423/2023, the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on June 1, 2023 are approved.

On July 25, 2023, by means of SE Resolution No. 612/2023, the winter quarterly reprogramming for the MEM for the August 1, 2023-October 31, 2023 period is approved. In line with that, on August 1, 2023, by means of ENRE Resolution No. 574/2023, the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on August 1, 2023 are approved.

10

CONDENSED INTERIM FINANCIAL STATEMENTS

Finally, on October 31, 2023, by means of SE Resolution No. 884/2023, the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2023-April 30, 2024 period, is approved. In line with that, on November 2, 2023, by means of ENRE Resolution No. 784/2023, the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on November 1, 2023 are approved.

b)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

With regard to the Memorandum of Agreement entered into on December 29, 2022 by the Company, the Federal Government and the ENRE, of which CAMMESA was notified, concerning the Regularization of Payment Obligations for the periods between September 30, 2020 and August 31, 2022 (Note 2.c to the Financial Statements as of December 31, 2022), on July 27, 2023, the SE instructed CAMMESA to define the Payment plan in accordance with the methodologies set forth therein. In this regard, on July 31, 2023, CAMMESA agreed to the payment plan by means of Note B-168538-1. The Company has recognized that it owes a sum of $ 32,985, which adjusted in accordance with the established procedures amounts to $ 52,276.

Pursuant to Article Six of the Memorandum of Agreement, the payment of all the obligations when due has as a condition precedent that the ENRE grant an increase in the VAD, which also implies the approval of the payment schedule, independently of the readjustment of the electricity rate.

Furthermore, on July 28, 2023, the Company and CAMMESA entered into an Agreement on the Regularization of Payment Obligations for the periods between September 1, 2022 and February 28, 2023 (SE Resolutions Nos. 56 and 555/2023), pursuant to which the Company recognizes that it owes CAMMESA a sum of $ 26,388, which adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023 amounts to $ 42,391, for the past due periods from September 2022 through February 2023. The Company agrees to pay the aforementioned debt through a new Payment plan in 96 installments, with the value of each monthly installment being adjusted in accordance with the development of the MWh value in effect at each time.

As of September 30, 2023, the impact of the aforementioned agreements amounts to $ 108,723 (which at the current period purchasing power of the currency amounts to $ 128,989) relating to the agreements signed on December 29, 2022 and July 28, 2023, respectively, and is disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss). The Payment plan liability, including both financial components accrued and payments made, amounts to $ 117,485, and is disclosed in the Other payables account of the Statement of Financial Position.

At the date of issuance of these condensed interim financial statements, the Company has delivered post-dated checks for $ 5,022 to pay the first four installments with maturities from September 2023 through January 2024.

c)	Framework Agreement

On August 30, 2022, the Company, the Federal Government and the Province of Buenos Aires, entered into an Agreement to Renew the Agreement on the Recognition of Electricity Consumption in Vulnerable Neighborhoods.

With regard to the consumption of electricity between August and December 2020, the ENRE has validated receivables for $ 1,115, which the Company has recognized as the ENRE certified compliance with the degree of completion of the works of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network, as stipulated in the Agreement described in Note 2.d to the Financial Statements as of December 31, 2022.

11

CONDENSED INTERIM FINANCIAL STATEMENTS

Furthermore, with respect to the consumption of electricity between January and December 2021, the Company has opted to offset it against the debts incurred for the purchase of energy from CAMMESA (Note 2.d to the Financial Statements as of December 31, 2022). On March 21, 2023, the Federal Government’s portion had been effectively settled in accordance with CAMMESA’s statement of accounts, with the relevant adjustments having been recognized.

For the consumption of electricity between January and December 2022, the Federal Government must make a contribution of $ 1,436, and the Province of Buenos Aires a contribution of $ 553, which total a receivable in favor of the Company of $ 1,989 that has been recognized along with the receivable mentioned in the preceding paragraph. In this regard, the Province of Buenos Aires’ contribution will be made in six monthly installments, the first of which was collected by the Company on October 24, 2023.

Finally, on October 19, 2023, the ENRE validated receivables for $1,431 and $ 1,056 for electricity consumption between January and September 2023, which must be contributed by the Federal Government and the Province of Buenos Aires, respectively.

At the date of issuance of these condensed interim financial statements, the Company has recognized for the described concepts a total of $ 2,971, which is disclosed in the Other operating income line item of the Statement of Comprehensive Income (Loss).

Note	3 | Basis of preparation

These condensed interim financial statements for the nine-month period ended September 30, 2023 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on November 8, 2023.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2022 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the nine and three-month period ended September 30, 2023 and its comparative period as of September 30, 2022 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2022 prepared under IFRS.

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and September 30, 2022, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at September 30, 2023, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

12

CONDENSED INTERIM FINANCIAL STATEMENTS

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at September 30, 2023, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2023 - September 30, 2023 period was 103.2%.

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2022.

Detailed below are the accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of September 30, 2023 and have been adopted by the Company:

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how an entity can identify a material accounting policy.

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty.

- IAS 12 “Income tax”, amended in May 2021 and May and September 2023. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations. It also provides a temporary exception to certain disclosure requirements regarding deferred tax assets and liabilities.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

13

CONDENSED INTERIM FINANCIAL STATEMENTS

a.	Market risks

i.	Currency risk

As of September 30, 2023 and December 31, 2022, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 09.30.23	Total 12.31.22

ASSETS
CURRENT ASSETS
Other receivables	USD	49.5	348.950	17,273	6,937
	EUR	0.5	368.317	184	-
Financial assets at fair value through profit or loss	USD	49.4	348.950	17,238	29,371
Cash and cash equivalents	USD	1.5	348.950	523	71
TOTAL CURRENT ASSETS				35,218	36,379
TOTAL ASSETS				35,218	36,379

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	115.2	349.950	40,325	29,531
TOTAL NON-CURRENT LIABILITIES				40,325	29,531
CURRENT LIABILITIES
Trade payables	USD	15.1	349.950	5,284	6,372
	EUR	0.1	370.247	37	77
	CHF	0.3	382.328	115	-
Borrowings	USD	4.7	349.950	1,633	374
Other payables	USD	1.4	349.950	479	463
TOTAL CURRENT LIABILITIES				7,548	7,286
TOTAL LIABILITIES				47,873	36,817

(1)	The exchange rates used are the BNA exchange rates in effect as of September 30, 2023 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

14

CONDENSED INTERIM FINANCIAL STATEMENTS

The table below shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2023 and December 31, 2022:

	LEVEL 1	LEVEL 2

At September 30, 2023
Assets
Other receivables:
Assigned assets and in custody	16,630	-
Financial assets at fair value through profit or loss:
Negotiable instruments	692	-
Mutual funds	51,606	-
Cash and cash equivalents:
Mutual funds	6,475	-
Total assets	75,403	-

Liabilities
Other payables:
Payment plan - CAMMESA	-	63,713
Total liabilities	-	63,713

	LEVEL 1

At December 31, 2022
Assets
Other receivables:
Assigned assets and in custody	9,497
Financial assets at fair value through profit or loss:		-
Negotiable instruments	27,863	-
Mutual funds	30,443	-
Cash and cash equivalents
Mutual funds	1,549	-
Total assets	69,352	-

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of September 30, 2023 and December 31, 2022 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

15

CONDENSED INTERIM FINANCIAL STATEMENTS

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2022.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2022, except for the following:

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

On March 30, 2023, the Federal Court of Appeals of San Martín revoked the lower court decision and admitted the grounds contained in the appeal filed by the AFIP (Federal Administration of Public Revenues). Therefore, the case was sent back to the Court of original jurisdiction for further investigation.

Furthermore, on July 3, 2023, the Company was notified by the AFIP of the conclusions of the tax audit underway for the periods from January 2019 through October 2021, in connection with the transactions performed with the suppliers in question, concerning the added value tax, undocumented outflows and income tax concepts for the 2019 and 2020 tax periods.

In this regard, on July 10, 2023, the Company replied to the calculation of the concepts mentioned in the preceding paragraph, rejecting the proposed adjustment, based on the grounds given and the documentary evidence provided during the course of the tax audit conducted by the AFIP.

Finally, on July 11, 2023, the Company was served notice of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on the transactions performed from November 2021 until June 2022.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded for this matter as of September 30, 2023.

- Office of the Ombudsman of the City of Buenos Aires and other plaintiffs vs Edesur S.A. and other defendants, consumer relations

On April 4, 2023, the Company was served notice of the complaint brought by the Office of the Ombudsman of the City of Buenos Aires before Clerk’s Office in charge of consumer relations No. 3 of the Court having jurisdiction over administrative matters of the City of Buenos Aires.

The ombudswoman requested the implementation of effective information channels with users and the imposition of a monetary fine on the distribution companies as punitive damages due to the alleged failure to comply with the users’ right to information. In that framework, taking into consideration the petition filed for the granting of provisional remedies, it was ordered that a workgroup comprised of the parties involved in the case be set up and that hearings be summoned.

16

CONDENSED INTERIM FINANCIAL STATEMENTS

On April 14, 2023, the provisional remedy granted by the court was appealed and on May 19 the complaint was answered, while the discussion group meetings have continued to be held. In the Company’s opinion, there exist strong and sufficient arguments in order for the proceedings to come to an end. Consequently, no liabilities whatsoever have been recorded for this matter as of September 30, 2023.

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

17

CONDENSED INTERIM FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	09.30.23		09.30.22
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	10,717	229,735	10,026	179,137
Medium demand segment: Commercial and industrial (T2)	1,181	40,694	1,146	31,452
Large demand segment (T3)	2,790	92,850	2,790	95,943
Other: (Shantytowns/Wheeling system)	3,589	13,826	3,407	15,205
Subtotal - Sales of electricity	18,277	377,105	17,369	321,737

Other services
Right of use of poles		1,513		1,648
Connection and reconnection charges		193		189
Subtotal - Other services		1,706		1,837

Total - Revenue		378,811		323,574

	09.30.23		09.30.22
	GWh	$	GWh	$

Energy purchases (1)	21,567	(249,918)	20,684	(218,105)

(1)	As of September 30, 2023 and 2022, the cost of energy purchases includes technical and non-technical energy losses for 3,290 GWh and 3,315 GWh, respectively.

18

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 09.30.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	34,703	4,781	10,768	50,252
Pension plans	2,552	352	792	3,696
Communications expenses	1,037	1,224	6	2,267
Allowance for the impairment of trade and other receivables	-	4,531	-	4,531
Supplies consumption	5,696	-	441	6,137
Leases and insurance	-	1	1,366	1,367
Security service	1,312	114	760	2,186
Fees and remuneration for services	21,441	8,934	11,884	42,259
Public relations and marketing	-	2,997	-	2,997
Advertising and sponsorship	-	1,544	-	1,544
Reimbursements to personnel	-	-	2	2
Depreciation of property, plants and equipments	28,667	4,272	3,504	36,443
Depreciation of right-of-use asset	141	282	987	1,410
Directors and Supervisory Committee members’ fees	-	-	104	104
ENRE penalties	3,702	8,111	-	11,813
Taxes and charges	-	5,291	221	5,512
Other	4	1	76	81
At 09.30.23	99,255	42,435	30,911	172,601

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2023 for $ 7,657.3.

Expenses by nature at 09.30.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	33,452	5,061	9,962	48,475
Pension plans	1,576	238	469	2,283
Communications expenses	774	1,389	1	2,164
Allowance for the impairment of trade and other receivables	-	3,950	-	3,950
Supplies consumption	5,782	-	611	6,393
Leases and insurance	-	3	1,668	1,671
Security service	1,564	183	131	1,878
Fees and remuneration for services	14,410	8,780	10,344	33,534
Public relations and marketing	-	2,369	-	2,369
Advertising and sponsorship	-	1,220	-	1,220
Reimbursements to personnel	-	-	3	3
Depreciation of property, plants and equipments	21,854	3,258	2,672	27,784
Depreciation of right-of-use asset	155	311	1,087	1,553
Directors and Supervisory Committee members’ fees	-	-	39	39
ENRE penalties	4,110	4,817	-	8,927
Taxes and charges	-	4,870	226	5,096
Other	2	-	74	76
At 09.30.22	83,679	36,449	27,287	147,415

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of September 30, 2022 for $ 6,646.5.

19

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	10 | Other operating income (expense), net

	Note	09.30.23	09.30.22
Other operating income
Income from customer surcharges		6,209	4,532
Commissions on municipal taxes collection		1,125	1,056
Fines to suppliers		325	188
Services provided to third parties		1,064	767
Income from non-reimbursable customer contributions		75	102
Expense recovery		1	101
Framework agreement	2.c	2,971	3,062
Other		89	149
Total other operating income		11,859	9,957

Other operating expense
Gratifications for services		(758)	(284)
Cost for services provided to third parties		(914)	(773)
Severance paid		(104)	(169)
Debit and Credit Tax		(3,271)	(2,992)
Provision for contingencies	28	(3,945)	(8,663)
Disposals of property, plant and equipment		(147)	(531)
Other		(137)	(125)
Total other operating expense		(9,276)	(13,537)

Note	11 | Net finance costs

	09.30.23	09.30.22
Financial income
Financial interest	111	121

Financial costs
Commercial interest	(134,482)	(92,973)
Interest and other	(26,453)	(19,893)
Fiscal interest	(12)	(13)
Bank fees and expenses	(344)	(110)
Total financial costs	(161,291)	(112,989)

Other financial results
Changes in fair value of financial assets and financial liabilities	7,738	(4,169)
Loss on debt restructuring	-	(870)
Net loss from the cancelattion of Corporate Notes	-	(738)
Exchange differences	(9,400)	2,045
Adjustment to present value of receivables	(596)	(523)
Other financial costs (*)	(7,615)	(6,511)
Total other financial costs	(9,873)	(10,766)
Total net financial costs	(171,053)	(123,634)

(*) As of September 30, 2023 and 2022, $ 7,615 and $ 5,838, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

20

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	12 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of September 30, 2023 and 2022, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincides with the diluted earnings (loss) per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	Nine months at		Three months at
	09.30.23	09.30.22	09.30.23	09.30.22
Profit (Loss) for the period attributable to the owners of the Company	52,916	(43,144)	76,039	(14,527)
Weighted average number of common shares outstanding	875	875	875	875
Basic and diluted profit (loss) per share – in pesos	60.48	(49.31)	86.90	(16.60)

21

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	22,557	211,131	524,338	230,701	59,838	182,479	2,446	1,233,490
Accumulated depreciation	(5,131)	(76,910)	(216,787)	(97,945)	(32,373)	-	-	(429,146)
Net amount	17,426	134,221	307,551	132,756	27,465	182,479	2,446	804,344

Additions	268	7	1,350	3,207	3,667	52,500	-	60,999
Disposals	(17)	-	(209)	(230)	-	-	-	(456)
Transfers	1,643	4,747	15,532	6,235	11,989	(41,372)	1,226	-
Depreciation for the period	(604)	(6,861)	(16,062)	(8,197)	(4,719)	-	-	(36,443)
Net amount 09.30.23	18,716	132,114	308,162	133,771	38,402	193,607	3,672	828,444

At 09.30.23
Cost	24,446	215,885	540,328	239,801	75,496	193,607	3,672	1,293,235
Accumulated depreciation	(5,730)	(83,771)	(232,166)	(106,030)	(37,094)	-	-	(464,791)
Net amount	18,716	132,114	308,162	133,771	38,402	193,607	3,672	828,444

•	During the period ended September 30, 2023, the Company capitalized as direct own costs $ 7,657.3.

22

CONDENSED INTERIM FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	22,467	201,728	502,334	218,281	47,219	172,604	1,906	1,166,539
Accumulated depreciation	(4,785)	(69,730)	(201,059)	(89,747)	(28,079)	-	-	(393,400)
Net amount	17,682	131,998	301,275	128,534	19,140	172,604	1,906	773,139

Additions	121	60	712	1,246	1,650	36,249	1	40,039
Disposals	-	-	(281)	(250)	-	-	-	(531)
Transfers	67	6,271	17,289	5,390	7,108	(36,247)	122	-
Depreciation for the period	(355)	(5,461)	(12,587)	(6,288)	(3,093)	-	-	(27,784)
Net amount 09.30.22	17,515	132,868	306,408	128,632	24,805	172,606	2,029	784,863

At 09.30.22
Cost	22,655	208,059	519,352	224,529	55,976	172,606	2,029	1,205,206
Accumulated depreciation	(5,140)	(75,191)	(212,944)	(95,897)	(31,171)	-	-	(420,343)
Net amount	17,515	132,868	306,408	128,632	24,805	172,606	2,029	784,863

•	During the period ended September 30, 2022, the Company capitalized as direct own costs $ 6,646.5.

23

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	09.30.23	12.31.22
Right-of-use assets by leases	1,363	1,436

The development of right-of-use assets is as follows:

	09.30.23	09.30.22
Balance at beginning of year	1,436	1,682
Additions	1,337	1,847
Depreciation for the period	(1,410)	(1,553)
Balance at end of the period	1,363	1,976

Note	15 | Inventories

	09.30.23	12.31.22

Supplies and spare-parts	21,150	13,077
Advance to suppliers	-	1
Total inventories	21,150	13,078

Note	16 | Other receivables

	Note	09.30.23	12.31.22
Non-current:
Related parties	29.c	3	6

Current:
Framework agreement (1)	2.c	553	5,626
Assigned assets and in custody (2)		16,630	9,497
Judicial deposits		302	423
Security deposits		159	200
Prepaid expenses		537	772
Advances to personnel		-	3
Financial credit		1	28
Advances to suppliers		902	627
Tax credits		2,507	19,967
Debtors for complementary activities		2,035	825
Other		11	107
Allowance for the impairment of other receivables		(52)	(88)
Total current		23,585	37,987

(1)	As of September 30, 2023 and December 31, 2022, $ 553 and $ 2,544 relate to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022, respectively, and as of December 31, 2022, $ 3,082 relates to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network.
(2)	As of September 30, 2023 and December 31, 2022, relate to Securities issued by private companies for NV 19,610,291 and NV 11,771,500, respectively, assigned to Global Valores S.A. As of December 31, 2022, included cash deriving from the collection of securities for USD 2,924,022. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

24

CONDENSED INTERIM FINANCIAL STATEMENTS

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	09.30.23	09.30.22
Balance at beginning of year	88	117
Increase	19	41
Result from exposure to inlfation	(55)	(48)
Recovery	-	(21)
Balance at end of the period	52	89

Note	17 | Trade receivables

	09.30.23	12.31.22

Sales of electricity – Billed	39,206	32,527
Receivables in litigation	101	583
Allowance for the impairment of trade receivables	(6,884)	(9,414)
Subtotal	32,423	23,696

Sales of electricity – Unbilled	41,873	31,149
PBA & CABA government credit	2,534	2,014
Fee payable for the expansion of the transportation and others	2	4
Total Trade receivables	76,832	56,863

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	09.30.23	09.30.22
Balance at beginning of the year	9,414	23,768
Increase	4,512	3,930
Decrease	(1,269)	(467)
Result from exposure to inlfation	(5,773)	(10,239)
Balance at end of the period	6,884	16,992

Note	18 | Financial assets at fair value through profit or loss

	09.30.23	12.31.22

Negotiable instruments	692	27,863
Mutual funds	51,606	30,443
Total Financial assets at fair value through profit or loss	52,298	58,306

25

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	19 | Cash and cash equivalents

	09.30.23	12.31.22	09.30.22
Cash and banks	1,255	1,762	15,088
Mutual funds	6,475	1,549	1,918
Total cash and cash equivalents	7,730	3,311	17,006

Note	20 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2021	227,438	3,031	230,469
Payment of Other reserve constitution - Share-bases compensation plan	-	19	19
Balance at September 30 and December 31, 2022	227,438	3,050	230,488

Payment of Other reserve constitution - Share-bases compensation plan	-	28	28
Balance at September 30, 2023	227,438	3,078	230,516

On April 14, 2023, 142,040 treasury shares were awarded, as part of the Share-based Compensation Plan, to executive directors, managers and other personnel holding key executive positions in the Company. The fair value of the shares at the award date amounted to $ 38 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Furthermore, on April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which was authorized by the CNV.

As of September 30, 2023, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	21 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

26

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	22 | Trade payables

		09.30.23	12.31.22
Non-current
Customer guarantees		1,002	1,227
Customer contributions		348	643
Total non-current		1,350	1,870

Current
Payables for purchase of electricity - CAMMESA (1)		91,434	289,859
Provision for unbilled electricity purchases - CAMMESA		35,281	47,508
Suppliers		16,977	26,237
Related parties	29.c	1,130	416
Advance to customer		878	1,180
Customer contributions		36	69
Discounts to customers		1	2
Total current		145,737	365,271

(1) As of September 30, 2023, includes $ 43,607 ($ 27,613 for principal plus $ 15,993 of interest) relating to post-dated checks issued by the Company in favor of CAMMESA.

The fair values of non-current customer contributions as of September 30, 2023 and December 31, 2022 amount to $ 43 and $ 79, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	23 | Other payables

	Note	09.30.23	12.31.22
Non-current
Payment plan - CAMMESA	2.b	106,364	-
ENRE penalties and discounts(1)		33,895	35,444
Financial Lease Liability(2)		362	80
Total Non-current		140,621	35,524

Current
Payment plan - CAMMESA	2.b	11,121	-
ENRE penalties and discounts		11,452	11,345
Related parties	29.c	522	540
Advances for works to be performed		13	26
Financial Lease Liability (2)		634	931
Other		21	4
Total Current		23,763	12,846

(1) As of September 30, 2023 and December 31, 2022, $ 33,500 and $ 34,913 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

The fair value of the payment plan with CAMMESA that is adjusted in accordance with the development of the MWh value (Note 2.b) as of September 30, 2023 amounts to $ 63,713. Such value has been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

27

CONDENSED INTERIM FINANCIAL STATEMENTS

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(2) The development of the finance lease liability is as follows:

	09.30.23	09.30.22
Balance at beginning of year	1,011	1,372
Increase	950	1,382
Payments	(2,259)	(1,830)
Exchange difference	1,338	639
Interest	469	422
Result from exposure to inflation	(513)	(543)
Balance at end of the period	996	1,442

Note	24 | Borrowings

	09.30.23	12.31.22
Non-current
Corporate notes (1)	40,325	29,531

Current
Interest from corporate notes	1,465	374
Financial borrowings (2)	168	-
Total Borrowings	1,633	374

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for USD 449,896. Annual interest rate: 14%.

The fair values of the Company’s Corporate Notes as of September 30, 2023 and December 31, 2022 amount approximately to $ 40,826.3 and $ 28,500.4 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for a nominal value of USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023. The issuance was above par, with the issuance total value thus amounting to USD 30,945,000.

Furthermore, an amount of $ 480 was disbursed as issuance expenses of Class No. 2 Additional Corporate Notes.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of Class No. 2 Corporate Notes due 2024 and Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of September 30, 2023, the values of the above-mentioned ratios meet the established parameters.

Additionally, on March 22, 2023, the Company convened Meetings of the Holders of Corporate Notes to deal with a consent solicitation so that the Company can provide guarantees in favor of CAMMESA and thereby comply with the Memorandum of Agreement on the Regularization of Payment Obligations dated December 29, 2022 (Note 2.b).

28

CONDENSED INTERIM FINANCIAL STATEMENTS

In this regard, on April 25, 2023, the waiver of Section 9.1 of the Indenture pursuant to which the Company’s Class No 1 Corporate Notes due October 2025 had been issued was approved. However, the Extraordinary Meeting of the Holders of Class No. 2 Corporate Notes was not constituted as the quorum required to call the meeting to order on first call was not present.

The Company believes that the 2022 Memorandum of Agreement lowers the risk in terms of reducing a significant account payable and, hence, solicited consents to approve the waiver because the 2022 Memorandum of Agreement requires a pledge of certain accounts receivable of the Company in order to secure at any time the payment of up to three installments of the agreed-upon Payment plan (Note 2.b).

The Company’s Corporate Note debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes -all that in the framework of the restructuring of the Company’s financial debt according to Note 39 to the Financial Statements as of December 31, 2022-, is comprised of as follows:

		in U$S					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par notes - Due 2022	9	98,057,000	(52,695,600)	-	(45,361,400)	-	40,607	-
Fixed rate par notes - Due 2024	2	-	-	30,000,000	-	30,000,000	-	10,444
Fixed rate par notes - Due 2025	1	-	55,244,538	-	-	55,244,538	-	19,461
Total		98,057,000	2,548,938	30,000,000	(45,361,400)	85,244,538	40,607	29,905

		in U$S					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment / Repurchase	Debt structure at 09/30/2023	Debt structure at 12/31/2022	Debt structure at 09/30/2023
Fixed rate par notes - Due 2024	2	30,000,000	-	30,945,000	-	60,945,000	10,444	21,937
Fixed rate par notes - Due 2025	1	55,244,538	-	-	-	55,244,538	19,461	19,853
Total		85,244,538	-	30,945,000	-	116,189,538	29,905	41,790

Note	25 | Salaries and social security taxes payable

	09.30.23	12.31.22
Non-current
Seniority-based bonus	1,749	1,567

Current
Salaries payable and provisions	13,044	16,778
Social security payable	1,532	2,137
Early retirements payable	138	58
Total current	14,714	18,973

The value of the Company’s salaries and social security taxes payable approximates their fair value.

29

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	26 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	09.30.23	09.30.22
Deferred tax	(79,386)	(20,997)
Difference between provision and tax return	(427)	436
Income tax expense	(79,813)	(20,561)

Deferred tax - Share-based compensation plan	(10)	(7)
Total income tax	(79,823)	(20,568)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	09.30.23	12.31.22
Deferred tax assets
Tax loss carry forward	983	33,602
Trade receivables and other receivables	2,585	2,919
Trade payables and other payables	5,500	3,472
Salaries and social security payable and Benefit plans	1,880	1,998
Tax liabilities	233	88
Provisions	3,373	4,602
Deferred tax asset	14,554	46,681

Deferred tax liabilities
Property, plant and equipments	(258,796)	(233,051)
Financial assets at fair value through profit or loss	(9,030)	(3,566)
Borrowings	(95)	(403)
Adjustment effect on tax inflation	(51,766)	(34,971)
Deferred tax liability	(319,687)	(271,991)

Net deferred tax liability	(305,133)	(225,310)

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit (loss) before taxes, is as follows:

	09.30.23	09.30.22
Gain (Loss) for the period before taxes	132,729	(22,583)
Applicable tax rate	35%	35%
Result for the period at the tax rate	(46,455)	7,904
Restatement of equity and Gain on exposure to inflation of deferred tax	28,987	9,986
Adjustment effect on tax inflation	(61,280)	(38,870)
Non-taxable income	(648)	(24)
Difference between provision and tax return	(427)	436
Total income tax	(79,823)	(20,568)

30

CONDENSED INTERIM FINANCIAL STATEMENTS

Note	27 | Tax liabilities

	09.30.23	12.31.22
Non-current

Provincial, municipal and federal contributions and taxes	1,736	720
VAT payable	2,357	-
Tax withholdings	1,147	1,153
SUSS withholdings	77	118
Municipal taxes	688	685
Total Tax liabilities	6,005	2,676

Note	28 | Provisions

Included in non-current liabilities
	Contingencies
	09.30.23	09.30.22
Balance at beginning of year	11,281	15,754
Increases	2,421	5,616
Result from exposure to inflation for the period	(6,418)	(7,599)
Balance at end of the period	7,284	13,771

Included in current liabilities
	Contingencies
	09.30.23	09.30.22
Balance at beginning of year	3,049	2,123
Increases	1,524	3,047
Decreases	(556)	(965)
Result from exposure to inflation for the period	(1,761)	(1,141)
Balance at end of the period	2,256	3,064

Note	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	09.30.23	09.30.22

EDELCOS S.A.	Technical advisory services on financial matters	(7,615)	(5,838)
SACME	Operation and oversight of the electric power transmission system	(408)	(386)
Andina PLC	Interest	(71)	-
Estudio Cuneo Libarona Abogados	Legal fees	(4)	(7)
Grieco Maria Teresa	Legal fees	(2)	-
		(8,100)	(6,231)

b.	Key Management personnel’s remuneration

	09.30.23	09.30.22

Salaries	3,015	2,178

31

CONDENSED INTERIM FINANCIAL STATEMENTS

       The balances with related parties are as follow:

c.	Receivables and payables

	09.30.23	12.31.22
Other receivables - Non current
SACME	3	6

Trade payables
EDELCOS S.A.	(1,130)	(416)

Other payables
Andina PLC	(479)	(463)
SACME	(43)	(77)
	(522)	(540)

Note	30 | Shareholders’ Meeting

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2023 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2022.
-	To allocate the $ 17,468 loss for the year ended December 31, 2022 (which at the purchasing power of the currency at September 30, 2023 amounts to $ 35,486) to the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint the authorities and the external auditors for the current fiscal year.
-	To consider the conversion of 355,945 Class C shares into Class B shares in the framework of the termination of the Employee Stock Ownership Program (Note 20).

Furthermore, the amendment to Sections Nos. 4, 13, 23 and 33 of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022 and by the ENRE by means of Resolution No. 243/2023 dated February 28, 2023, was registered with the IGJ on April 10, 2023.

Note	31 | Events after the reporting period

The following are the events that occurred subsequent to September 30, 2023:

-	Electricity rate situation – Aproval of the Summer Seasonal Programming and the values of the Company’s electricity rate schedules – SE Resolution No. 884/2023 and ENRE Resolution No. 784/2023, Note 2.a.
-	Framework Agreement – Recognition of receivables for consumption of the 2023 period; collection of the first installment of the PBA’s contribution for consumption of the 2022 period, Note 2.c.

NEIL BLEASDALE
Chairman

32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 8, 2023